Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
April 5, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commiss
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



06012368

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since March 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By _____
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
March 1, 2006

A.   JAPANESE LANGUAGE DOCUMENTS

(1)   Report on the Acquisition of Treasury Shares dated: March 14, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit A)

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1)   Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition
of treasury shares must be filed every month after the shareholders' resolution
authorizing the purchase of treasury shares or at the time such treasury shares
are acquired for the purpose of canceling them. Reports are filed with the
Director of the Kanto Local Finance Bureau and are available for public
inspection at the Kanto Local Finance Bureau and at the main office of Kao for
one year.

The report(s) filed sinceMarch 1, 2006 include the following information:

i. March 14, 2006– On June 29, 2005, Kao's shareholders authorized Kao to
repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued
shares of common stock, for up to ¥50,000,000,000.
As of February 28, 2006, Kao had issued 549,443,701 shares of common stock,
and held 1,789,717 of them.

Exhibit A

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の6第1項
【提出先】	関東財務局長
【提出日】	平成18年3月14日
【報告期間】	自 平成18年2月1日 至 平成18年2月28日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員 尾﨑 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03 (3660) 7111
【事務連絡者氏名】	執行役員 会計財務部門統括 三田 慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03 (3660) 7111
【事務連絡者氏名】	執行役員 会計財務部門統括 三田 慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

株式の種類　普通株式

1 【取得状況】
　　(1) 【定時総会決議による買受けの状況】

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日
　　　現在の発行済株式総数に対する割合は、3.6％であります。

　　(2) 【子会社からの買受けの状況】

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

　　(3) 【定款の定めによる取締役会決議による買受けの状況】

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

2 【処理状況】

区分	処分、消却又は移転株式数（株）	処分価額の総額（円）
新株発行に関する手続を準用する処分を行つた取得自己株式	月　日　　　　　　　　—	—
計	—　　　　　　　　　　　—	—
消却の処分を行つた取得自己株式	月　日　　　　　　　　—	—
計	—　　　　　　　　　　　—	—
合併、株式交換、会社分割に係る取得自己株式の移転	月　日　　　　　　　　—	—
計	—　　　　　　　　　　　—	—
合計	—	—

3 【保有状況】

平成18年2月28日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	1,789,717